UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 11, 2021 (June 10, 2021)

BROADSTONE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39506	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7 Portman Mews South Marylebone, London W1H 6AY United Kingdom (Address of principal executive offices)	W1H 6AY (Zip Code)

Registrant’s telephone number, including area code: +44 (0) 207 725 0800

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001, and one-half of one redeemable warrant	BSN.U	The New York Stock Exchange
Class A ordinary shares, par value $0.0001	BSN	The New York Stock Exchange
Redeemable warrants, each warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	BSN WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

General

On June 10, 2021, Broadstone Acquisition Corp., a Cayman Islands exempted company with limited liability (“Broadstone”), Broadstone Sponsor LLP, a United Kingdom limited liability partnership, Vertical Aerospace Ltd., a Cayman Islands exempted company incorporated with limited liability (“Pubco”), Vertical Merger Sub Ltd., a Cayman Islands exempted company incorporated with limited liability and a wholly owned subsidiary of Pubco (“Merger Sub”), Vertical Aerospace Group Ltd., a private limited company incorporated in England and Wales (the “Company”), Vincent Casey, solely in his capacity as the representative of the shareholders of the Company (the “Company Shareholder Representative”), and the shareholders of the Company party thereto (the “Company Shareholders”) entered into a Business Combination Agreement (the “Business Combination Agreement”), which, among other things, provides for (a) the merger of Broadstone with Merger Sub (the “Merger”), with Broadstone surviving the Merger and the shareholders of Broadstone becoming shareholders of Pubco, which will become a new public company, and (b) on the first business day following such Merger, the exchange of 100% of the outstanding ordinary shares of the Company by the Company Shareholders for ordinary shares of Pubco. Pubco is a newly formed entity that was formed for the sole purpose of entering into and consummating the transactions set forth in the Business Combination Agreement. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

Broadstone, Pubco, Merger Sub, the Company, the Sponsor and the Company Shareholders are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties.”

The Business Combination Agreement

Structure of the Proposed Transactions

Pursuant to the terms, and subject to the conditions, contained in the Business Combination Agreement, the Parties to the Business Combination Agreement will effect the following transactions:

(1)	On the business day prior to the Merger Effective Time, the Broadstone private warrants held by the Sponsor shall be surrendered for nil consideration and cancelled;

(2)	At the Merger Effective Time, Broadstone will merge with and into Merger Sub, as a result of which:

a.	the separate corporate existence of Merger Sub shall cease and Broadstone shall continue as the surviving company and a direct wholly owned subsidiary of Pubco;

b.	each issued and outstanding Class A ordinary share of Broadstone immediately prior to the Merger Effective Time shall be converted automatically into the right of the holder thereof to receive one (1) ordinary share of Pubco, following which the Class A ordinary shares shall cease to be outstanding and shall automatically be cancelled; and

c.	each issued and outstanding Class B ordinary share of Broadstone immediately prior to the Merger Effective Time shall be transferred to Pubco, in exchange for the right of the holder thereof to be issued one (1) ordinary share of Pubco.

(3)	On the first business day following the Merger Effective Time, Pubco will acquire all of the Company Shares in exchange for the issue to the Company Shareholders of Pubco ordinary shares (the “Pubco Ordinary Shares”) on a pro rata basis (the “Share Acquisition”, and together with the Merger and the other transactions contemplated by the Business Combination Agreement and the Ancillary Documents, the “Proposed Transactions”).

Consideration

Each Broadstone unit outstanding immediately prior to the Merger Effective Time shall be automatically detached pursuant to the terms of the Business Combination Agreement and the holder thereof shall be deemed to hold one (1) Broadstone Class A ordinary share and one-half (1/2) of a warrant to purchase one (1) Broadstone Class A ordinary share, which underlying securities shall be converted as set forth below and in accordance with the applicable terms of the Business Combination Agreement.

At the Merger Effective Time, by virtue of the Merger and without any further action required on the part of any Party or the holders of securities of Purchaser or Merger Sub:

(1)	Broadstone Class A ordinary shares: Each Broadstone Class A ordinary share issued and outstanding immediately prior to the Merger Effective Time (other than Class A ordinary shares owned by Broadstone as treasury shares) shall be converted automatically into the right of the holder thereof to receive one (1) Pubco Ordinary Share, following which, all Broadstone Class A ordinary shares shall cease to be outstanding and shall automatically be cancelled and shall cease to exist.

(2)	Broadstone public warrants: Each issued and outstanding Broadstone public warrant issued and outstanding immediately prior to the Merger Effective Time shall be converted automatically into the right of the holder thereof to receive one (1) Pubco Public Warrant. At the Merger Effective Time, the Broadstone public warrants shall cease to be outstanding and shall automatically be cancelled and retired and shall cease to exist. Each of the Pubco Public Warrants shall have, and be subject to, substantially the same terms and conditions set forth in the Broadstone public warrants.

Concurrently with, and as part as of the same transaction as, the Merger, and effective as at the Merger Effective Time, the Sponsor, as sole holder of Broadstone Class B ordinary shares, shall sell and transfer to Pubco, and Pubco shall purchase from the Sponsor, all of the Broadstone Class B ordinary shares. In consideration for the sale and transfer of each one (1) Broadstone Class B ordinary share, Pubco shall issue to the Sponsor, one (1) Pubco Ordinary Share (deemed to have a value of ten dollars ($10.00) per share). Immediately after the Merger Effective Time, each Broadstone Class B ordinary share transferred to Pubco shall be converted and redesignated into an ordinary share of a par value of $0.0001 in the share capital of Broadstone.

Conduct of Business Covenants

During the period from the date of the Business Combination Agreement through the earlier of the closing of the Merger (the “Merger Closing”) and the termination of the Business Combination Agreement in accordance with its terms (the “Interim Period”), subject to certain exceptions, each of the Company and Broadstone must comply with certain covenants that include (i) conducting its respective business, in all material respects, in the ordinary course of business consistent with past practice and (ii) complying with all applicable laws in all material respects.

Commercially Reasonable Efforts; Regulatory Approvals

Each of the parties must use its reasonable endeavors to take all necessary actions to consummate the Proposed Transactions, including the receipt of all applicable governmental consents, and to comply as promptly as practicable with all requirements of governmental authorities applicable to the Proposed Transactions.

Registration Statement and Shareholder Meeting

As promptly as practicable after the execution of the Business Combination Agreement, (i) Pubco, the Company and Broadstone will jointly prepare and Pubco will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (the “Registration Statement”) in connection with the registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), of the Pubco Ordinary Shares and Pubco Warrants to be issued pursuant to the Business Combination Agreement. The Registration Statement will also contain a proxy statement of Broadstone (as amended from time to time, the “Proxy Statement”) to be sent to Broadstone’s shareholders for the purpose of soliciting proxies for the matters to be acted upon at a special meeting of Broadstone’s shareholders (the “Shareholder Meeting”) and providing Broadstone’s public shareholders an opportunity, in accordance with Broadstone’s amended and restated articles and memorandum of association and the final prospectus from Broadstone’s initial public offering, which was filed with the SEC on September 14, 2020, to have their Broadstone ordinary shares redeemed (the “Redemption”) in conjunction with the shareholder vote on the proposals set forth in the Proxy Statement.

Broadstone shall, through its board of directors (or a committee thereof), recommend to its shareholders that they approve each of the proposals to be voted on at the Shareholder Meeting (the “Broadstone Board Recommendation”) and shall include the Broadstone Board Recommendation in the Proxy Statement and use its reasonable endeavors to solicit from its shareholders proxies or votes in favor of the approval of the matters to be voted upon at the Shareholder Meeting (the “Required Shareholder Approval”).

Governance

Pursuant to the Business Combination Agreement, at the Merger Effective Time, Pubco will adopt new memorandum and articles of association in a form to be agreed between Pubco, the Company and Broadstone prior to the closing of the Share Acquisition (the “Share Acquisition Closing”).

Closing

Pursuant to the Business Combination Agreement, the Merger Closing will occur on the third business day following the satisfaction or waiver of all of the conditions to closing set forth in the Business Combination Agreement (as summarized below), or on such other date as Broadstone, Pubco and the Company may agree in writing. Subject to the Merger Closing, the Share Acquisition Closing will occur on the first business day following the Merger Closing.

Warranties

The Business Combination Agreement contains customary warranties that each of the parties have made to each other relating to, among other matters, their respective businesses, their ability to enter into the Business Combination Agreement and their outstanding capitalization and, in the case of Broadstone, its public filings. No warranties of Pubco, the Company, Merger Sub and the Company Shareholders in the Business Combination Agreement will survive the Share Acquisition Closing, except that claims for fraud will survive the Share Acquisition Closing indefinitely.

Conditions to Closing

The respective obligations of the parties to consummate the Proposed Transactions are subject to, among other things, the satisfaction of the following conditions: (i) Broadstone’s shareholders having approved, among other things, the transactions contemplated by the Business Combination Agreement; (ii) the absence of any law or governmental order that would prohibit the Proposed Transactions; (iii) Broadstone having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the Share Acquisition Closing; (iv) the shareholders of Pubco shall have amended and restated the memorandum and articles of association of Pubco, as amended and in effect under the Cayman Companies Act, in a form to be agreed upon by Pubco, the Company and Broadstone; (v) the Parties shall have received all required consents of or with any government authority, as applicable; (vi) Broadstone and Pubco having at least $240 million of cash before expenses either in or outside of the trust account, after taking into account payments by Broadstone for the Redemption and any proceeds received from the PIPE Subscriptions (condition to the obligation of the Company and Company Shareholders to consummate the Proposed Transactions); (vii) the Pubco Ordinary Shares and Pubco Warrants having been approved for listing on the NYSE, subject only to official notice thereof (condition to the obligation of the Company and Company Shareholders to consummate the Proposed Transactions); and (viii) the Registration Statement having become effective in accordance with the provisions of the Securities Act, no stop order having been issued by the SEC which remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC which remains pending.

Termination

The Business Combination Agreement may be terminated and the Proposed Transactions may be abandoned at any time prior to the Share Acquisition Closing as follows:

(a)	by mutual written consent of Broadstone and the Company;

(b)	by written notice by either Broadstone or the Company if any of the conditions to closing set forth in the Business Combination Agreement shall not have been satisfied or waived by December 1, 2021 (the “Outside Date”); provided, however, that the right to terminate the Business Combination Agreement shall not be available to a Party if the breach or violation by such Party or its Affiliates (or with respect to the Company, the Company Shareholders) of any warranty, covenant or obligation under the Business Combination was the proximate cause of, or proximately resulted in, the failure of the Share Acquisition Closing to occur on or before the Outside Date;

(c)	by written notice by either Broadstone or the Company to the other if a governmental authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate the Business Combination Agreement pursuant to such provisions shall not be available to a Party if the failure by such Party or its Affiliates (or with respect to the Company, Company Shareholders) to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such governmental authority;

(d)	by written notice by the Company to Broadstone if there has been a material breach of any warranty, covenant or agreement on the part of Broadstone, Pubco or Merger Sub set forth in the Business Combination Agreement such that certain conditions to closing contained in the Business Combination Agreement are not satisfied, subject to customary exceptions and cure rights;

(e)	by written notice by Broadstone to the Company if there has been a material breach of any warranty, covenant or agreement on the part of the Company or the Company Shareholders set forth in the Business Combination Agreement such that certain conditions to closing contained in the Business Combination Agreement are not satisfied, subject to customary exceptions and cure rights;

(f)	by either Broadstone or the Company if the Shareholder Meeting is held and has concluded, Broadstone’s shareholders have duly voted, and the Required Shareholder Approval was not obtained;

(g)	by written notice from the Company to Broadstone if the Broadstone Board Recommendation is publicly withdrawn, modified or changed in any manner that is adverse to the Company or the Company Shareholder Approvals; or

(h)	by written notice from Broadstone to the Company if the Company Shareholder Approvals have not been obtained within ten (10) Business Days following the date that the Company solicits consent from the Company Shareholders.

Upon termination of the Business Combination Agreement, the Business Combination Agreement will become void and have no further effect (other than certain customary provisions that will survive a termination), without any liability to the parties thereto (other than liability for any breach of the Business Combination Agreement by a party occurring prior to the termination of the Business Combination Agreement or any liability in respect of a claim for fraud).

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Business Combination Agreement is qualified in its entirety by reference to the full text of the Business Combination Agreement filed with this Current Report on Form 8-K. The Business Combination Agreement is included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Broadstone, the Company or the other parties thereto. In particular, the assertions embodied in warranties by Broadstone, the Company, Pubco and the Company’s shareholders contained in the Business Combination Agreement are qualified by information in the disclosure schedules provided by the parties in connection with the signing of the Business Combination Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the warranties set forth in the Business Combination Agreement. Moreover, certain warranties in the Business Combination Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, investors and security holders should not rely on the warranties in the Business Combination Agreement as characterizations of the actual state of facts about Broadstone, the Company, Pubco and the Company’s shareholders.

Company Share Options

On or as soon as reasonably practicable following Share Acquisition Closing, Pubco shall grant options over Pubco Ordinary Shares in exchange for the cancellation and release of the Company Options by the holder thereof, and such options over Pubco Ordinary Shares shall be of equivalent value and on equivalent terms as the Company Options, unless otherwise determined by the Company with the consent of Broadstone, which shall not be unreasonably withheld.

On the Share Acquisition Closing, Pubco shall grant to Marcus Waley-Cohen (who is a member of the Sponsor) options over two million (2,000,000) Pubco Ordinary Shares of equivalent value and on equivalent terms as the Broadstone private warrants except that in each case they shall represent the right to acquire Pubco Ordinary Shares.

Prior to the Share Acquisition Closing, Pubco will approve and, subject to approval of the shareholders of Pubco, adopt the Pubco Equity Incentive Plan, a copy of which is included as Exhibit E to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Board of directors of Pubco

With effect from the Share Acquisition Closing, Pubco shall appoint Stephen Fitzpatrick, Vincent Casey, Michael Cervenka, Marcus Waley-Cohen and three (3) additional individuals to be appointed at the Company’s sole discretion as independent directors to the board of directors of Pubco. Upon the Share Acquisition Closing, Stephen Fitzpatrick shall initially serve as the Chair of Pubco.

The Sponsor shall be entitled to appoint one person to the board of directors of Pubco and upon the Share Acquisition Closing such person shall be Marcus Waley-Cohen.

Subscription Agreements

In connection with the execution of the Business Combination Agreement, Broadstone and Pubco entered into subscription agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe for and purchase, and Pubco agreed to issue and sell to such PIPE Investors, an aggregate of 8,900,000 Pubco ordinary shares at $10.00 per share for gross proceeds of $89,000,000 (the “PIPE Investment”). The Pubco ordinary shares to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act in reliance upon the exemption provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. Pubco has agreed to register the resale of the Pubco ordinary shares issued in connection with the PIPE Subscriptions pursuant to a registration statement that must be filed within 30 days after the consummation of the Proposed Transactions. The Subscription Agreements also contain other customary representations, warranties, covenants and agreements of the parties thereto.

The closing of the Subscription Agreements (the “PIPE Closing”) will occur substantially concurrently with the Share Acquisition Closing and is conditioned on such closing and on other customary closing conditions. The Subscription Agreements will be terminated, and be of no further force and effect, upon the earlier to occur of (i) such date and time the Business Combination Agreement is validly terminated, (ii) upon the mutual written agreement of the parties to the Subscription Agreement, (iii) if the closing conditions set forth in the Subscription Agreements are not satisfied on or prior to the PIPE Closing and, as a result thereof, the transactions contemplated by the Subscription Agreements will not be or are not consummated at the PIPE Closing and (iv) the Outside Date if the closing of the Proposed Transactions has not occurred on or before such date.

The foregoing description of the Subscription Agreement is qualified in its entirety by reference to the full text of the form of the Subscription Agreement, a copy of which is included as Exhibit C to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Lock-Up Agreements

At the Share Acquisition Closing, (i) the Company Shareholders shall each enter into a lock-up agreement with Pubco (the “Company Shareholder Lock-Up Agreement”); (ii) the Sponsor shall enter into a lock-up agreement with Pubco (the “Sponsor Lock-Up Agreement”); (iii) the shareholders of Avolon e limited (“Avolon” and such shareholders, the “Avolon Warrantholders”) shall enter into a lock-up agreement with Pubco (the “Avolon Lock-Up Agreement”); (iv) American Airlines, Inc. (“American”) shall enter into a lock-up agreement with Pubco (the “American Lock-Up Agreement”); and (v) the Loan Note Holders (as such term is defined below) shall each enter into a lock-up agreement with Pubco (the “LNH Lock-Up Agreement”).

The Company Shareholder Lock-Up Agreement

The Company Shareholder Lock-Up Agreement contains certain restrictions on transfer with respect to 90% of the Pubco Ordinary Shares received by the Company Shareholders pursuant to the Business Combination Agreement, and excludes shares purchased in the public market or in the PIPE Investment. Such restrictions begin at Share Acquisition Closing and end on the third anniversary of the Share Acquisition Closing, with 30% of such Pubco Ordinary Shares being released from such restrictions on each anniversary of the Share Acquisition Closing, subject to the earlier release of such restrictions if at any time the sale price of Pubco Ordinary Shares equals or exceeds $15.00 per share for any 20 trading days within any 30-trading day period commencing on or after the two-year anniversary of Share Acquisition Closing.

The Company Shareholder Lock-Up Agreement also contains restrictions on voting rights, pre-emption rights, dividends or other rights as a shareholder of Pubco, over 20% of the Pubco Ordinary Shares held by the Company Shareholders immediately following the Share Acquisition Closing (other than shares purchased in the public market or in the PIPE Investment). Such restrictions are released as to 50% on the date the sale price of Pubco Ordinary Shares equals or exceeds $15.00 per share for any 20 trading days within any 30-trading day period and as to 50% on the date the sale price of Pubco Ordinary Shares equals or exceeds $20.00 per share for any 20 trading days within any 30-trading day period. If such dates do not occur prior to the fifth-year anniversary of Share Acquisition Closing then such Pubco Ordinary Shares will be forfeited and surrendered to Pubco for cancellation and for nil consideration.

The foregoing description of the Company Shareholder Lock-Up Agreement is qualified in its entirety by reference to the full text of the form of the Company Shareholder Lock-Up Agreement, a copy of which is included as Exhibit B.1 to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

The Sponsor Lock-Up Agreement

The Sponsor Lock-Up Agreement contains certain restrictions on transfer with respect to 90% of the Pubco Ordinary Shares received by the Sponsor pursuant to the Business Combination Agreement, and excludes shares purchased in the public market or in the PIPE Investment. Such restrictions begin at Share Acquisition Closing and end on the third anniversary of the Share Acquisition Closing, with 30% of such Pubco Ordinary Shares being released from such restrictions on each anniversary of the Share Acquisition Closing, subject to the earlier release of such restrictions if at any time the sale price of Pubco Ordinary Shares equals or exceeds $15.00 per share for any 20 trading days within any 30-trading day period commencing on the two-year anniversary of Share Acquisition Closing.

The foregoing description of the Sponsor Lock-Up Agreement is qualified in its entirety by reference to the full text of the form of the Sponsor Lock-Up Agreement, a copy of which is included as Exhibit B.2 to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

The American Lock-Up Agreement

The American Lock-Up Agreement contains certain restrictions on transfer with respect to the Pubco Ordinary Shares received by American pursuant to the American SPA (as such term is defined below), and excludes shares purchased in the public market or in the PIPE Investment. Such restrictions begin at Share Acquisition Closing and end on the fourth anniversary of the Share Acquisition Closing, with 25% of the Pubco Ordinary Shares held by American being released from such restrictions on each anniversary of the Share Acquisition Closing.

The foregoing description of the American Lock-Up Agreement is qualified in its entirety by reference to the full text of the form of the American Lock-Up Agreement, a copy of which is included as Exhibit B.3 to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

The LNH Lock-Up Agreement

The LNH Lock-Up Agreement contains certain restrictions on transfer with respect to 90% of the Pubco Ordinary Shares received by the Loan Note Holders pursuant to the LNH SPA (as such term is defined below), and excludes shares purchased in the public market or in the PIPE Investment. Such restrictions begin at Share Acquisition Closing and end on the third anniversary of the Share Acquisition Closing, with 30% of such Pubco Ordinary Shares being released from such restrictions on each anniversary of the Share Acquisition Closing, subject to the earlier release of such restrictions if at any time the sale price of Pubco Ordinary Shares equals or exceeds $15.00 per share for any 20 trading days within any 30-trading day period commencing on or after the two-year anniversary of Share Acquisition Closing.

The LNH Lock-Up Agreement also contains restrictions on voting rights, pre-emption rights, dividends or other rights as a shareholder of Pubco, over 20% of the Pubco Ordinary Shares held by the Loan Note Holders immediately following the Share Acquisition Closing (other than shares purchased in the public market or in the PIPE Investment). Such restrictions are released as to 50% on the date the sale price of Pubco Ordinary Shares equals or exceeds $15.00 per share for any 20 trading days within any 30-trading day period and as to 50% on the date the sale price of Pubco Ordinary Shares equals or exceeds $20.00 per share for any 20 trading days within any 30-trading day period. If such dates do not occur prior to the fifth-year anniversary of Share Acquisition Closing then such Pubco Ordinary Shares will be forfeited and surrendered to Pubco for cancellation and for nil consideration.

The foregoing description of the LNH Lock-Up Agreement is qualified in its entirety by reference to the full text of the form of the LNH Lock-Up Agreement, a copy of which is included as Exhibit B.4 to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

The Avolon Lock-Up Agreement

The Avolon Lock-Up Agreement contains certain restrictions on transfer with respect to 90% of the Pubco Ordinary Shares represented by the Warrant A1 and Warrant A2 (as defined in the Avolon Warrant Instrument) received by the Avolon Warrantholders pursuant to the Avolon Warrant Instrument. Such restrictions begin at Share Acquisition Closing and end on the third anniversary of the Share Acquisition Closing, with 30% of the Pubco Ordinary Shares held by Avolon being released from such restrictions on each anniversary of the Share Acquisition Closing, subject to the earlier release of such restrictions if at any time the sale price of Pubco Ordinary Shares equals or exceeds $15.00 per share for any 20 trading days within any 30-trading day period commencing on the two-year anniversary of Share Acquisition Closing.

The foregoing description of the Avolon Lock-Up Agreement is qualified in its entirety by reference to the full text of the form of the Avolon Lock-Up Agreement, a copy of which is included as Exhibit B.5 to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Transaction Support Agreements

In connection with the execution of the Business Combination Agreement, the Sponsor and the Company Shareholders have entered into transaction support agreements (the “Sponsor Support Agreement”, in the case of the Sponsor, and the “Shareholder Support Agreement”, in the case of the Company Shareholders), pursuant to which, among other things each have agreed to vote their respective shares at any meeting of Broadstone (in the case of the Sponsor) or the Company (in the case of the Company Shareholders) in favor of the transactions contemplated by the Business Combination Agreement and provided a power of attorney to take certain actions in connection with the transactions contemplated by the Business Combination Agreement on behalf of such shareholders.

Copies of the Sponsor Support Agreement and the Shareholder Support Agreement are filed with this Current Report on Form 8-K as Exhibits 10.1 and 10.2, respectively, and are incorporated herein by reference. The foregoing description of the Sponsor Support Agreement and the Shareholder Support Agreement are qualified in their entirety by reference to the full text of such agreements filed with this Current Report on Form 8-K.

Registration Rights Agreement

In connection with the Proposed Transactions, by no later than the closing of the Merger and effective as of the Share Acquisition Closing, Pubco, Broadstone, the Sponsor the parties identified on Schedule A to the Registration Rights Agreement (collectively, the “Holders”) will enter into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which, among other things, subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders may demand at any time or from time to time, that Pubco file a registration statement with the SEC to register the securities of Pubco held by such Holders. The Registration Rights Agreement will also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is included as Exhibit A to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Loan Note Holder Share Purchase Agreement

On March 11, 2021, the Company entered into a certain convertible loan note instrument (the “Convertible Loan Note Instrument”) with each of Microsoft Corporation and Rocket Internet SE (the “Loan Note Holders”), pursuant to which the Company issued an aggregate of £25,000,000 of convertible loan notes (collectively, the “Loan Notes”) under the Convertible Loan Note Instrument to the Loan Note Holders.

Concurrently with the execution of the Business Combination Agreement, the Loan Note Holders entered into a deed of conversion and a share purchase agreement (the “LNH SPA”), providing that, among other things, the Loan Note Holders will convert their respective Loan Notes into Company Class A ordinary shares (the “Company Loan Note Shares”) immediately prior to the Share Acquisition Closing and shall sell their respective Company Loan Note Shares to Pubco in exchange for Pubco Ordinary Shares in accordance with the terms and conditions of the LNH SPA.

The foregoing description of the LNH SPA is qualified in its entirety by reference to the full text of the form of the LNH SPA, a copy of which is included as Exhibit H.1 to the Business Combination Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

American Share Purchase Deed

On June 10, 2021, the Company issued 5,804 ordinary class Z shares to American (“AA Shares”). Concurrently with the execution of the Business Combination Agreement, American entered into a share purchase deed (the “American SPA”), providing that, among other things, on Share Acquisition Closing, American shall sell the AA Shares to Pubco in exchange for Pubco Ordinary Shares in accordance with the terms and conditions of the American SPA.

The foregoing description of the American SPA is qualified in its entirety by reference to the full text of the form of the American SPA, a copy of which is included as Exhibit I.1 to the Business Combination Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Warrant Instruments

The Avolon Warrant Instrument

Immediately after the Share Acquisition Closing, Pubco shall enter into a warrant instrument pursuant to which, among other things, the Avolon Warrantholders will receive warrants to purchase Pubco Ordinary Shares, subject to the terms of such warrant instrument (the “Avolon Warrant Instrument”).

The Avolon Warrant Instrument provides for a warrant over 6,378,600 Pubco Ordinary Shares to be issued immediately after the Share Acquisition Closing, with a warrant over a further 3,765,000 Pubco Ordinary Shares being issued in the event Avolon secures a binding commitment from an airline for not less than 100 aircraft by a prescribed date, and a warrant over up to a further 3,765,000 Pubco Ordinary Shares being issued in the event Avolon places a binding order for aircraft for $1.25 billion or more (or such pro rata amount thereof). All warrants issued under the Avolon Warrant Instrument must be exercised for $0.0001 per share within 10 business days of issue. Unexercised subscription rights in respect of all warrants under the Avolon Warrant Instrument shall be deemed to have lapsed on the fifth anniversary of the Share Acquisition Closing.

The foregoing description of the Avolon Warrant Instrument is qualified in its entirety by reference to the full text of the form of the Avolon Warrant Instrument, a copy of which is included as Exhibit G.1 to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

The American Warrant Instrument

Immediately after the Share Acquisition Closing, Pubco shall enter into a warrant instrument pursuant to which, among other things, American will receive warrants to purchase Pubco Ordinary Shares, subject to the terms of such warrant instrument (the “American Warrant Instrument”).

The American Warrant Instrument provides for a warrant over 2,625,000 Pubco Ordinary Shares to be issued immediately after the Share Acquisition Closing, with a warrant over a further 1,750,000 Pubco Ordinary Shares being issued on each occasion American places a legally binding commitment for 50 aircraft, up to a maximum of 8,750,000 Pubco Ordinary Shares in total. All warrants issued under the American Warrant Instrument must be exercised for $0.0001 per share within 10 business days of issue. Unexercised subscription rights in respect of all warrants under the Avolon Warrant Instrument shall be deemed to have lapsed five years after the date of Type Certification (as defined in the American Warrant Instrument), unless otherwise extended pursuant to the terms of the American Warrant Instrument.

The foregoing description of the American Warrant Instrument is qualified in its entirety by reference to the full text of the form of the American Warrant Instrument, a copy of which is included as Exhibit G.2 to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Virgin Memorandum of Understanding

Under the terms of a memorandum of understanding made on June 7, 2021, between the Company and Virgin Atlantic Limited (“Virgin”), the Company has agreed to issue to Virgin a warrant over 2,265,000 ordinary shares in Pubco following Share Acquisition Closing and a further warrant over up to 2,265,000 ordinary shares in Pubco, issued and exercisable on a pro-rata basis upon binding commitments to acquire aircraft from the Company. All such warrants will be exercised for a subscription price of $10 per share. It is anticipated that such warrants will be issued to Virgin by Pubco at, or shortly after, Share Acquisition Closing.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth under the heading “Subscription Agreements” above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02. The securities of Pubco that may be issued in connection with the Subscription Agreements will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01. Regulation FD Disclosure.

On June 10, 2021, Broadstone and the Company issued a joint press release announcing the execution of the Business Combination Agreement. A copy of the press release is furnished herewith as Exhibit 99.1 and incorporated herein by reference. Notwithstanding the foregoing, information contained on the websites of Broadstone, the Company or any of their respective affiliates referenced in Exhibit 99.1 or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this Current Report on Form 8-K.

Furnished herewith as Exhibit 99.2 and incorporated herein by reference is the transcript of a pre-recorded investor call first posted on June 10, 2021 in connection with the announcement of the Proposed Transactions.

Furnished herewith as Exhibit 99.3 and incorporated herein by reference is the investor presentation that will be used by Broadstone and the Company with respect to the Proposed Transactions.

The information set forth in this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information and Where to Find It

In connection with the Proposed Transactions, a Registration Statement on Form F-4 is expected to be filed by Pubco with the SEC that will include a proxy statement of Broadstone that will also constitute a prospectus of Pubco (the “Proxy Statement/Prospectus”). The definitive Proxy Statement/Prospectus will be mailed to Broadstone’s shareholders. Broadstone, the Company and Pubco urge investors, shareholders and other interested persons to read, when available, the Registration Statement, as well as other documents filed with the SEC, because these documents will contain important information about Broadstone, the Company, Pubco and the Proposed Transactions. The definitive Proxy Statement/Prospectus will be mailed to Broadstone’s shareholders as of a record date to be established for voting on the Proposed Transactions. Broadstone’s shareholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Broadstone Acquisition Corp., 7 Portman Mews South Marylebone, London W1H 6AY United Kingdom. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov). In addition, the documents filed by the Company may be obtained free of charge from the Company’s website at: https://www.vertical-aerospace.com or by written request to: Vertical Aerospace Group Ltd., 140-142 Kensington Church Street, London, W8 4BN, United Kingdom.

Participants in Solicitation

Broadstone, the Company, Pubco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Broadstone’s shareholders in connection with the Proposed Transactions. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Broadstone’s directors and executive officers in the final prospectus from Broadstone’s initial public offering, which was filed with the SEC on September 14, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Broadstone’s shareholders in connection with the Proposed Transactions will be set forth in the Proxy Statement/Prospectus for the Proposed Transactions when available. Information concerning the interests of Broadstone’s and the Company’s participants in the solicitation, which may, in some cases, be different than those of Broadstone’s and the Company’s equity holders generally, will be set forth in the Proxy Statement/Prospectus relating to the Proposed Transactions when it becomes available.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Broadstone, Pubco or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward Looking Statements

This Current Report on Form 8-K (including certain of the exhibits hereto) includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The forward-looking statements contained or incorporated by reference in this Current Report on Form 8-K are based on Broadstone’s and the Company’s current expectations and beliefs concerning future developments and their potential effects on Broadstone and the Company. There can be no assurance that future developments affecting Broadstone and the Company will be those that Broadstone and the Company have anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond Broadstone and the Company’s control) or other assumptions. Many factors could cause actual results or performance to be materially different from those expressed or implied by the forward-looking statements in this presentation, including (i) that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of Broadstone’s securities, (ii) the risk that the Proposed Transactions may not be completed by Broadstone’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Broadstone, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of the Business Combination Agreement by the shareholders of Broadstone and the satisfaction of the minimum trust account amount following any redemptions by Broadstone’s public shareholders, (iv) the lack of a third-party valuation in determining whether or not to pursue the Proposed Transactions, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vi) the effect of the announcement or pendency of the Proposed Transactions on the Company’s business relationships, operating results and business generally, (vii) risks that the Proposed Transactions disrupt current plans and operations of the Company, (viii) the outcome of any legal proceedings that may be instituted against the Company or against Broadstone related to the Business Combination Agreement or the Proposed Transactions, (ix) the ability to list Pubco’s securities on the New York Stock Exchange, (x) changes in the competitive and regulated industries in which the Company operates, variations in operating performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts and other expectations after the completion of the Proposed Transactions, and identify and realize additional opportunities, (xii) the potential inability of the Company to produce or launch aircraft in the volumes and on timelines projected, (xiii) the potential inability of the Company to obtain the necessary certifications on the timelines projected, (xiv) the potential that the Company’s aircraft may not perform at the levels expected or on the timelines projected, (xv) the potential that certain of the Company’s strategic partnerships may not materialize into long-term partnership arrangements, (xvi) the enforceability of the Company’s intellectual property and (xvii) the effects of health epidemics, including the COVID-19 pandemic.

The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Broadstone’s most recent filings with the SEC and will be contained in the Registration Statement, including the Proxy Statement/Prospectus expected to be filed in connection with the Proposed Transactions. All subsequent written and oral forward-looking statements concerning Broadstone, the Company or Pubco, the transactions described herein or other matters and attributable to Broadstone, the Company, Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Broadstone, the Company and Pubco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Item 9.01. Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit No.	Description
2.1	Business Combination Agreement, dated as of June 10, 2021, by and among Broadstone Acquisition Corp., Broadstone Sponsor LLP, Vertical Aerospace Ltd., Vertical Aerospace Group Ltd., Vertical Merger Sub Ltd., Vincent Casey, solely in his capacity as representative of the shareholders of Vertical Aerospace Group Ltd and the shareholders of Vertical Aerospace Group Ltd. party thereto.
10.1	Sponsor Support Agreement, dated as of June 10, 2021.
10.2	Shareholder Support Agreement, dated as of June 10, 2021.
99.1	Press Release, dated June 10, 2021.
99.2	Transcript of Investor Call.
99.3	Investor Presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BROADSTONE ACQUISITION CORP.

	By:	/s/ Edward Hawkes
		Name:	Edward Hawkes
		Title:	Chief Financial Officer

Dated: June 11, 2021